UNITED STATES SECURITIES

 AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

COSMOS HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

221413206

(CUSIP Number)

Elliot H. Lutzker, Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, NY 10158

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 221413206

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grigorios Siokas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,604,027
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,604,027
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,604,027
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer:	Common Stock, $.001 par value
Cosmos Holdings, Inc., 141 West Jackson Boulevard, Suite 4326, Chicago, IL 60604

Item 2. Identity and Background

(a)	Grigorios Siokas

(b)	5AG Georgiou Str., Pilea, Thessaloniki J3TK 57001

(c)	CEO, Cosmos Holdings, Inc., 141 West Jackson Boulevard, Suite 4236, Chicago, IL 60604

(d)	No criminal proceedings to be disclosed

(e)	No civil proceedings to be disclosed

(f)	Greece

Item 3. Source and Amount of Funds or Other Considerations Personal funds, none of which have been borrowed.

Item 4. Purpose of Transaction There are no plans or proposals which the reporting person has which may result in any of the matters listed.

Item 5. Interest in Securities of the Issuer

(a)

2,604,027 (27.4%) shares based on 7,761,208 shares issued and outstanding on December 19, 2022. All share and per share data reflect a 1 for 25 reverse stock split effected by the issuer on December 15, 2022.

(b)

Sole voting power and disposition power – 2,604,027 shares; includes 1,130,774 issued shares; 212,383 shares issuable upon exercise of Exchange Warrants issued on October 20, 2022, pursuant to a Warrant Exchange Agreement dated as of October 3, 2022; 500,000 shares issuable upon exercise of Series A Common Warrants exercisable at $3.00 per share sold pursuant to Registration Statements 333-267505 and 333-267917 (the “Registration Statements”); 500,000 shares issuable upon exercise of Series B Common Warrants exercisable at $3.00 per share sold pursuant to the Registration Statements; and 260,870 shares issuable upon exercise of Common Warrants exercisable at $11.50 per share sold pursuant to Registration Statement No. 333-267550 dated December 15, 2022 and the Prospectus Supplement contained therein dated December 21, 2022. The exercise of the Exchange Warrants, Series A Common Warrants and Series B Common Warrants are all subject to the Beneficial Ownership Limitation.

(c)

On December 19, 2022, Mr. Siokas entered into a Stock Purchase Agreement pursuant to which he purchased 260,870 shares of common stock and warrants to purchase 260,870 shares of common stock at a combined price of $11.50 per share, or an aggregate of approximately $3,000,000. The securities were purchased from the issuer pursuant to a registered direct offering and concurrent private placement priced at-the-market pursuant to Registration Statement No. 333-267550.

(d)	No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer; None

Item 7. Material to Be Filed as Exhibits; None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

December 23, 2022
Dated

/S/ Grigorios Siokas
Signature:

Grigorios Siokas/Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).